# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The ONE Group Hospitality, Inc., CIK 0001399520
CUSIP: 88338K103
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 1624 Market Street,, Suite 311, Denver, Colorado (CO), 80202
Date of event which requires filing of this statement: 10/29/2020
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001589417

## Reporting persons
- Nicholas Giannuzzi: type of reporting person: other (OO); citizenship or place of organization: United States (X1); sole voting power 2,486,166; shared voting power 0; sole dispositive power 2,486,166; shared dispositive power 0; aggregate amount beneficially owned 2,486,166 (8% of the class)
  Comment: Items 5, 7 and 9 consist of (a) 900,000 shares of common stock ("Common Stock") of The ONE Group Hospitality, Inc. (the "Issuer") held by Jonathan Segal Family Trust 2022, of which Nicholas Giannuzzi (the "Reporting Person") is a Co-Trustee, (b) 1,000,000 shares of Common Stock held by Jonathan Segal 2016 Family Trust #1, of which the Reporting Person is Trustee, and (c) 586,166 shares of Common Stock held by Ilamy, LLC, over which the Reporting Person has sole voting power and sole dispositive power.
  
  Item 11 is based upon 31,245,373 Shares outstanding as of February 28, 2026, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2026.

## Item 1. Issuer
Name of issuer: The ONE Group Hospitality, Inc.
Address of issuer's principal executive offices: 1624 Market Street, Suite 311, Denver, COLORADO 80202

## Item 2. Person Filing
Name of person filing: Nicholas Giannuzzi
Address of principal business office or, if none, residence: 411 West 14th Street, 4th Floor, New York, NEW YORK 10014
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,486,166
Percent of class: 8.0%
Sole power to vote or to direct the vote: 2,486,166
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,486,166
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nicholas Giannuzzi: /s/ Nicholas Giannuzzi, Nicholas Giannuzzi (04/08/2026)